UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Universal Insurance Holdings, Inc.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

91359V107

(CUSIP Number)

Sean P. Downes

Universal Insurance Holdings, Inc.

1110 W. Commercial Blvd.

Fort Lauderdale, Florida 33309

Tel: (954) 958-1200

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

April 1, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 91359V107

(1)	Names of reporting persons Sean P. Downes
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 3,519,612
	(8)	Shared voting power None
	(9)	Sole dispositive power 3,519,612
	(10)	Shared dispositive power None
(11)	Aggregate amount beneficially owned by each reporting person 3,519,612
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 8.6%
(14)	Type of reporting person (see instructions) IN

Explanatory Note

Mr. Downes became President and Chief Executive Officer of Universal Insurance Holdings, Inc., a Delaware corporation (“Company”), on February 22, 2013. He formerly reported his beneficial ownership of equity securities of the Company under Rule 13d-1 on Schedule 13G rather than on Schedule 13D. On April 1, 2013, Mr. Downes received an award of 500,000 restricted shares of common stock (the “Shares”) pursuant to a Notice of Grant of Restricted Stock Award and the Terms and Conditions of Restricted Stock Award (collectively, the “Restricted Stock Agreement”) by and between Mr. Downes and the Company. The Shares vest in full on April 7, 2014. The Company and Mr. Downes entered into the Restricted Stock Agreement in connection with Mr. Downes’ employment with the Company.

Item 1. Security and Issuer

The information provided herein relates to common stock of the Company, par value $.01 per share (“Common Stock”). The principal executive office of the Company is located at 1110 West Commercial Blvd., Fort Lauderdale, Florida 33309.

Item 2. Security and Issuer

(a)	Name: Sean P. Downes

(b)	Business Address: c/o Universal Insurance Holdings, Inc., 1110 West Commercial Blvd., Fort Lauderdale, Florida 33309

(c)	Principal Occupation: President and Chief Executive Officer of the Company

(d)	During the last five years, Mr. Downes has not been convicted in a criminal proceeding.

(e)	During the last five years, Mr. Downes has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship: United States

Item 3. Source and Amount of Funds or Other Consideration

Mr. Downes acquired the Shares pursuant to the Restricted Stock Agreement, into which Mr. Downes and the Company entered in connection with Mr. Downes’ employment with the Company.

Item 4. Purpose of Transaction

See Item 3 above.

Mr. Downes does not presently have any plan or proposal which relates to or would result in any of the following: the acquisition or disposition by any person of additional securities of the issuer; an extraordinary corporate transaction involving the issuer or its subsidiaries; a sale or transfer of a material amount of the issuer’s or its subsidiaries’ assets; any change in the present board of directors or management of the issuer; any material change in the present capitalization or dividend policy of the issuer; any other material change in the issuer’s corporate structure; any changes to the issuer’s charter, bylaws or instruments corresponding thereto which may impede the acquisition of control by any person; causing a class of securities of the issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; or a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

Item 5. Interest in Securities of the Issuer

(a)	Mr. Downes beneficially owns an aggregate of 3,519,612 shares of Common Stock (which includes options to purchase in the aggregate 1,500,000 shares of Common Stock exerciseable within 60 days hereof), which represents 8.6% of the outstanding shares of Common Stock of the Company. The percentage is based on 39,522,469 shares of Common Stock outstanding on April 1, 2013.

(b)	Mr. Downes has the sole power to vote and to dispose of 3,519,612 shares of Common Stock.

(c)	On February 4, 2013, Mr. Downes elected to satisfy his statutory tax withholding obligation upon the vesting of 102,000 shares of restricted Common Stock of the Company by having the Company withhold 42,789 shares of vested Common Stock equal to the amount of the withholding obligation. On March 28, 2013, Mr. Downes elected to satisfy his statutory tax withholding obligation upon the vesting of 200,000 shares of restricted Common Stock of the Company by having the Company withhold 83,900 shares of vested Common Stock equal to the amount of the withholding obligation.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

See Item 3 above. In addition, Mr. Downes holds options to purchase in the aggregate 1,500,000 shares of Common Stock exerciseable within 60 days hereof, the terms of which are governed by the applicable individual option award agreements.

Item 7. Material to Be Filed as Exhibits

Exhibit	Document

10.1	Restricted Stock Award Agreement, dated April 1, 2013, by and between Sean P. Downes and the Company

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 3, 2013

By:	/s/ Sean P. Downes
Name: Sean P. Downes

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